Exhibit 99.1

Contacts:
Peter Garcia	Jennifer Williams
PDL BioPharma, Inc.	Cook Williams Communications, Inc.
775-832-8500	360-668-3701
Peter.Garcia@pdl.com	jennifer@cwcomm.org

PDL BioPharma Commits to Equity Investment in Noden Pharma for the Acquisition of Tekturna® (aliskiren) and Tekturna HCT® (aliskiren and hydrochlorothiazide)

--Transaction Represents First Specialty Pharmaceutical Transaction by PDL--
--Upon Close, Transaction Expected to be Immediately Accretive--

INCLINE VILLAGE, Nevada, May 24, 2016 - PDL BioPharma, Inc. (PDL) (NASDAQ: PDLI) today announced that PDL has committed to an equity investment in Noden Pharma DAC (Noden), a new privately held company that has executed a purchase agreement with Novartis AG (Novartis) to acquire exclusive worldwide rights to manufacture, market, and sell the branded prescription medicine product sold under the name Tekturna® and Tekturna HCT® in the United States and Rasilez® and Rasilez HCT® in the rest of the world. The product’s active ingredient is aliskiren, which is indicated for the treatment of hypertension. The drug was previously marketed by Novartis and had estimated global sales in 2015 of $154 million. The transactions are expected to close upon Hart-Scott-Rodino regulatory approval or expiration of the related waiting period. PDL’s equity investment will ultimately result in an 88% equity interest in Noden. Given this anticipated majority ownership by PDL, the financial statements of Noden will be consolidated with PDL, which is expected to be immediately accretive to PDL’s cash earnings.

“PDL has completed many diverse deal structures for biotech/pharma companies looking to secure funding, and today’s announcement commits PDL to its first significant equity investment as part of an acquisition of a specialty pharmaceutical product,” stated John P. McLaughlin, president and chief executive officer. “We believe that the acquisition market for specialty pharmaceutical products is currently favorable and presents a meaningful growth opportunity for us. Tekturna has demonstrated strong results in treating hypertension and maintains a niche position in available hypertension treatment methods as the only approved direct renin inhibitor. We believe that, with additional, targeted promotion efforts, especially in the U.S., revenues of Tekturna could increase.”

“We are pleased to be working again with Elie Farah, president and chief executive officer of Noden Pharma. PDL’s first financing transaction in 2012 was with Mr. Farah, in an acquisition of pharmaceutical products, while Mr. Farah was president and CEO of Merus Labs. That transaction resulted in a very nice return for the PDL shareholders,” stated Mr. McLaughlin.

PDL expects to make equity contributions to Noden totaling approximately $107 million in the first year of the transaction, with an initial equity investment of $75 million to be made upon closing of the transaction, and an additional $32 million equity contribution commitment on the one-year anniversary of the closing of the transaction. Noden is also expected to obtain debt financing in conjunction with the PDL equity investment. PDL may contribute additional amounts of equity depending on the amount of debt obtained by Noden, and as needed for specified milestone payments or other purposes. PDL will have three of the five seats on Noden’s board of directors.

About Tekturna

Tekturna, also known as Rasilez outside the U.S., is a high blood pressure medication. It is the only product available in a class of high blood pressure drugs called "direct renin inhibitors," which lowers blood pressure by blocking the enzyme renin.

About Noden Pharma

Noden Pharma DAC is a global specialty pharmaceutical company that is focused on acquiring prescription medicines across a broad range of therapeutic areas in international markets. The company focuses its resources on acquiring and optimizing established medicines. Corporate headquarters are located in Dublin, Ireland.

About PDL BioPharma

PDL manages a portfolio of patents and royalty assets, consisting of its Queen et al. patents, license agreements with various biotechnology and pharmaceutical companies, and royalty and other assets acquired. To acquire new income generating assets, PDL provides non-dilutive growth capital and financing solutions to late-stage public and private healthcare companies and offers immediate financial monetization of royalty streams to companies, academic institutions, and inventors. PDL has committed over $1 billion and funded approximately $937 million in these investments to date. PDL evaluates its investments based on the quality of the income generating assets and potential returns on investment. PDL is currently focused on acquiring new income generating assets, the management of its intellectual property and income generating assets, and maximizing value for its stockholders.

The Company was formerly known as Protein Design Labs, Inc. and changed its name to PDL BioPharma, Inc. in 2006. PDL was founded in 1986 and is headquartered in Incline Village, Nevada. PDL pioneered the humanization of monoclonal antibodies and, by doing so, enabled the discovery of a new generation of targeted treatments for cancer and immunologic diseases for which it receives significant royalty revenue.

For more information, please visit www.pdl.com.

PDL BioPharma and the PDL BioPharma logo are considered trademarks of PDL BioPharma, Inc.

Cautionary Statements Concerning Forward-Looking Statements

This Press Release contains "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or predictions of future conditions, events or results based on various assumptions and management's estimates of trends and economic factors in the markets in which we are active, as well as our business plans. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "projects", "forecasts", "may", "should", variations of such words and similar expressions are intended to identify such forward-looking statements. The forward-looking statements may include, without limitation, statements regarding product development, product potential or financial performance. The forward-looking statements are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the statements. Forward-looking statements in this release should be evaluated together with the many uncertainties that affect the business of PDL and its markets, particularly those discussed in the risk factors and cautionary statements contained in the Company's 2015 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2016. All forward-looking statements are expressly qualified in their entirety by such factors. The forward-looking statements are representative only as of the date they are made, and PDL assumes no responsibility to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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